                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13D
                                 (RULE 13D-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13D-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                                (AMENDMENT NO. 3)

                        CROWN CASTLE INTERNATIONAL CORP.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    22822710
--------------------------------------------------------------------------------
                                 (CUSIP Number)


    Carl Ferenbach                                 With a copy to:
    Berkshire Partners LLC                         David C. Chapin, Esq.
    One Boston Place                               Ropes & Gray
    Suite 3300                                     One International Place
    Boston, Massachusetts 02108                    Boston, Massachusetts 02110
    (617) 227-0050                                 (617) 951-7371
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                               September 12, 2002
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. |_|

     Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)
                              (Page 1 of 12 Pages)

------------------
CUSIP NO. 22822710                                            Page 2 of 12 Pages
------------------
                                  SCHEDULE 13D


--------------------------------------------------------------------------------
1.   NAME OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
     Berkshire Fund V, Limited Partnership

--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       (a)|_|
                                                                       (b)|X|

--------------------------------------------------------------------------------
3.   SEC USE ONLY

--------------------------------------------------------------------------------
4.   SOURCE OF FUNDS
     WC

--------------------------------------------------------------------------------
5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS           |_|
     IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

--------------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Massachusetts

--------------------------------------------------------------------------------
                              7.   SOLE VOTING POWER
NUMBER OF                          7,798,313.49
SHARES                        --------------------------------------------------
BENEFICIALLY                  8.   SHARED VOTING POWER
OWNED BY
EACH                          --------------------------------------------------
REPORTING                     9.   SOLE DISPOSITIVE POWER
PERSON                             7,798,313.49
WITH                          --------------------------------------------------
                              10.  SHARED DISPOSITIVE POWER

--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     7,798,313.49

--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)                    |_|
     EXCLUDES CERTAIN SHARES

--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     3.66%

--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON
     PN

--------------------------------------------------------------------------------

------------------
CUSIP NO. 22822710                                            Page 3 of 12 Pages
------------------
                                  SCHEDULE 13D


--------------------------------------------------------------------------------
1.   NAME OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
     Berkshire Fund VI, Limited Partnership

--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       (a)|_|
                                                                       (b)|X|

--------------------------------------------------------------------------------
3.   SEC USE ONLY

--------------------------------------------------------------------------------
4.   SOURCE OF FUNDS
     WC

--------------------------------------------------------------------------------
5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS           |_|
     IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

--------------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Massachusetts

--------------------------------------------------------------------------------
                              7.   SOLE VOTING POWER
NUMBER OF                          8,406,098.64
SHARES                        --------------------------------------------------
BENEFICIALLY                  8.   SHARED VOTING POWER
OWNED BY
EACH                          --------------------------------------------------
REPORTING                     9.   SOLE DISPOSITIVE POWER
PERSON                             8,406,098.64
WITH                          --------------------------------------------------
                              10.  SHARED DISPOSITIVE POWER

--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     8,406,098.64

--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)                    |_|
     EXCLUDES CERTAIN SHARES

--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     3.95%

--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON
     PN

--------------------------------------------------------------------------------

------------------
CUSIP NO. 22822710                                            Page 4 of 12 Pages
------------------
                                  SCHEDULE 13D


--------------------------------------------------------------------------------
1.   NAME OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
     Berkshire Investors LLC

--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       (a)|_|
                                                                       (b)|X|

--------------------------------------------------------------------------------
3.   SEC USE ONLY

--------------------------------------------------------------------------------
4.   SOURCE OF FUNDS
     WC

--------------------------------------------------------------------------------
5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS           |_|
     IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

--------------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Massachusetts

--------------------------------------------------------------------------------
                              7.   SOLE VOTING POWER
NUMBER OF                          873,503.66
SHARES                        --------------------------------------------------
BENEFICIALLY                  8.   SHARED VOTING POWER
OWNED BY
EACH                          --------------------------------------------------
REPORTING                     9.   SOLE DISPOSITIVE POWER
PERSON                             873,503.66
WITH                          --------------------------------------------------
                              10.  SHARED DISPOSITIVE POWER

--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     873,503.66

--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)                    |_|
     EXCLUDES CERTAIN SHARES

--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     0.41%

--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON
     PN

--------------------------------------------------------------------------------

------------------
CUSIP NO. 22822710                                            Page 5 of 12 Pages
------------------
                                  SCHEDULE 13D


--------------------------------------------------------------------------------
1.   NAME OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
     Berkshire Partners LLC

--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       (a)|_|
                                                                       (b)|X|

--------------------------------------------------------------------------------
3.   SEC USE ONLY

--------------------------------------------------------------------------------
4.   SOURCE OF FUNDS
     WC

--------------------------------------------------------------------------------
5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS           |_|
     IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

--------------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Massachusetts

--------------------------------------------------------------------------------
                              7.   SOLE VOTING POWER
NUMBER OF                          25,000
SHARES                        --------------------------------------------------
BENEFICIALLY                  8.   SHARED VOTING POWER
OWNED BY
EACH                          --------------------------------------------------
REPORTING                     9.   SOLE DISPOSITIVE POWER
PERSON                             25,000
WITH                          --------------------------------------------------
                              10.  SHARED DISPOSITIVE POWER

--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     25,000

--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)                    |_|
     EXCLUDES CERTAIN SHARES

--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     0.01%

--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON
     PN

--------------------------------------------------------------------------------

                                                              Page 6 of 12 Pages


Item 1.  SECURITY ISSUER.

         The class of equity securities to which this Statement on Schedule 13D (this "Statement") relates is the Common Stock, par value $0.01 per share (the "Common Stock"), of Crown Castle International Corp., a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at 510 Bering Drive, Suite 500, Houston, TX 77057.

Item 2.  IDENTITY AND BACKGROUND.

(a)      NAME

         This Statement is being filed jointly by the following (each a "Reporting Person" and collectively, the "Reporting Persons"): (1) Berkshire Fund V, Limited Partnership, a Massachusetts limited partnership ("Fund V"), (2) Berkshire Fund VI, Limited Partnership, a Massachusetts limited partnership ("Fund VI"), (3) Berkshire Investors LLC, a Massachusetts limited liability company ("Berkshire Investors") and (4) Berkshire Partners LLC, a Massachusetts limited liability company ("Berkshire Partners").

         Fifth Berkshire Associates LLC, a Massachusetts limited liability company ("Fifth Berkshire") is the general partner of Fund V and Sixth Berkshire Associates LLC, a Massachusetts limited liability company ("Sixth Berkshire") is the general partner of Fund VI. The managing members of Fifth Berkshire and Sixth Berkshire are: Bradley M. Bloom, J. Christopher Clifford, Kevin T. Callaghan, Richard K. Lubin, Carl Ferenbach, Garth H. Greimann, Jane Brock-Wilson, David R. Peeler, Robert J. Small, and Ross M. Jones (the "Berkshire Principals"). The Berkshire Principals are also the managing members of Berkshire Investors and the managing directors of Berkshire Partners.

         The Reporting Persons (excluding Berkshire Partners) often make acquisitions in, and dispose of, securities of an issuer on the same terms and conditions and at the same time. Based on the foregoing and the relationships described herein, the Reporting Persons may be deemed to constitute a "group" for purposes of Section 13(d)(3) of the Securities Exchange Act of 1934 (the "Exchange Act"). The filing of this statement shall not be construed as an admission that the Reporting Persons are a group, or have agreed to act as a group.

(b)      PRINCIPAL BUSINESS

         The principal business of each of Fund V, Fund VI and Berkshire Investors, is to make investments in, buy, sell, hold, pledge, assign and otherwise deal in securities. The principal business of Berkshire Partners is to identify, research and evaluate potential investments for its affiliated clients, including Fund V, Fund VI and Berkshire Investors. The principal business of Fifth Berkshire is to act as general partner of Fund V and certain other affiliated funds. The principal business of Sixth Berkshire is to act as general partner of Fund VI. The principal occupations of each of the Berkshire Principals is managing director of Berkshire Partners.

(c)      PRINCIPAL ADDRESS

         The following address is the business address of each of the Berkshire Principals and the address of the principal executive offices and principal business of the Reporting Persons, Fifth Berkshire and Sixth Berkshire: One Boston Place, Suite 3300, Boston, Massachusetts 02108 (in the case of the Berkshire Principals, c/o Berkshire Partners).

(d and e) NO CONVICTIONS OR PROCEEDINGS.

          During the last five years, none of the Reporting Persons, Fifth Berkshire, Sixth Berkshire or the Berkshire Principals, nor any of their executive officers, directors, or partners, as applicable: (i) has been convicted in any

                                                              Page 7 of 12 Pages


criminal proceeding (excluding traffic violations or similar misdemeanors) or
(ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in his being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)  CITIZENSHIP

         Each of the Reporting Persons, Fifth Berkshire and Sixth Berkshire is organized under the laws of The Commonwealth of Massachusetts. Each of the Berkshire Principals is a citizen of the United States.

Item 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         As disclosed in the Schedule 13D filed by Fund V and Berkshire Investors (collectively, the "Purchasers") on July 3, 2002 ("Schedule 13D"), in a series of transactions completed on June 27, 2002, the Purchasers purchased, in the market, shares of Common Stock and shares of the Issuer's 6.25% Convertible Preferred Stock (the "Preferred Stock"). At that time, Fund V purchased (i) 12,739,264 shares of Common Stock and (ii) 1,298,182 shares of Preferred Stock, which were then convertible into 1,760,264.78 shares of Common Stock for $74,615,525 in the aggregate. Berkshire Investors purchased (i) 606,636 shares of Common Stock and (ii) 61,818 shares of Preferred Stock, which were then convertible into 83,821.02 shares of Common Stock for $3,553,137 in the aggregate. Berkshire Fund V Investment Corp. ("Investment Corp."), an affiliate of Fund V and Fifth Berkshire, facilitated Fund V's purchase of its shares of Common Stock and Preferred Stock by advancing Fund V the purchase price which Fund V has repaid with funds from available funds and capital contributions from its partners, representing the ultimate source of the funds. In addition, as disclosed in the Schedule 13D filed by the Purchasers on July 3, 2002, in a series of transactions completed on June 28, 2002, the Purchasers purchased, in the market, 43,983 shares of the Issuer's 12 3/4% Senior Exchangeable Preferred Stock (the "Exchangeable Preferred Stock") for $21,561,888 in the aggregate. Shares of the Exchangeable Preferred Stock are not voting securities, and are not convertible into voting securities and thus are not reported on for purposes of this Schedule 13D.

         As disclosed in Amendment No. 1 to the Schedule 13D (filed on September 9, 2002), on August 15, 2002, each of the holders of Preferred Stock (including Fund V and Berkshire Investors) received a dividend in the form of shares of Common Stock on the Preferred Stock held by each such holder. Fund V received 410,215 shares of Common Stock and Berkshire Investors received 19,533 shares of Common Stock.

         As disclosed in Amendment No. 1 to the Schedule 13D (filed on September 9, 2002), in a series of transactions completed on September 3, 2002, the Purchasers purchased, in the market, shares of Common Stock. Fund V purchased 909,976 shares of Common stock for $1,639,394.56 in the aggregate, and Berkshire Investors purchased 48,124 shares of Common stock for $86,699.44 in the aggregate.

         As disclosed in Amendment No. 1 to the Schedule 13D (filed on September 9, 2002), on September 6, 2002, Fund VI purchased from Fund V and Investment Corp. (1) 7,251,928 shares of Common Stock for $28,685,577.10, (2) 669,295 shares of Preferred Stock, which are currently convertible into 907,518.64 shares of Common Stock, for $10,913,202.15 and (3) 21,756 shares of Exchangeable Preferred Stock for $10,611,071.88. In addition, on September 6, 2002, Berkshire Investors purchased from Fund V and Investment Corp. (1) 78,204 shares of Common Stock for $311,563.37, (2) 7,315 shares of Preferred Stock, which are currently convertible into 9,918.64 shares of Common Stock, for $119,275.38 and (3) 238 shares of Exchangeable Preferred Stock for $116,195. Fund VI and Berkshire Investors purchased all such shares with cash from available funds and capital contributions from their partners.

         One of the members of the Board of Directors of the Issuer, Mr. Randall
A. Hack, also serves as an Advisory Director of Berkshire Partners. In this capacity, Mr. Hack provides advice and counsel to Berkshire Partners and its affiliates based upon his business and relevant industry experience. Mr. Hack also participates with Berkshire Partners or its affiliates from time to time in selected investments. The Reporting Persons have had discussions with Mr. Hack with respect to their investment in the Issuer, and they expect that Mr. Hack will participate in their investment in the Issuer. Any such investment would be subject to the Issuers's insider trading policies.

                                                              Page 8 of 12 Pages


         On September 12, 2002, the Issuer granted to Berkshire Partners options (the "Options") to purchase 25,000 shares of Common Stock. The Options are immediately exercisable at an exercise price of $3.28 per share. The Options were granted as a component of the compensation of Carl Ferenbach, a Berkshire Principal, who serves as a director of the Issuer on behalf of Berkshire Partners.

         In a series of transactions completed on September 13, 2002, the Purchasers and Fund VI purchased, in the market, shares of Common Stock. Fund V purchased 226,181 shares of Common Stock for $564,748 in the aggregate, Fund VI purchased 246,652 shares of Common Stock for $615,862 in the aggregate and Berkshire Investors purchased 27,267 shares of Common Stock for $68,083 in the aggregate.

Item 4.  PURPOSE OF TRANSACTION.

         The shares of Common Stock covered by this filing are being held for investment purposes. The Reporting Persons will continue to monitor and evaluate their investment in the Issuer in light of pertinent factors, including without limitation the following: (a) the Issuer's business, operations, assets, financial condition and prospects; (b) market, general economic and other conditions; and (c) other investment opportunities available to the Reporting Persons. In light of the foregoing factors, and the plans and requirements of the Reporting Persons from time to time, the Reporting Persons may decide to (i) dispose of some or all of the shares of the Preferred Stock that they beneficially own and/or the shares of Common Stock into which such shares of the Preferred Stock are convertible or (ii) acquire additional shares of Common Stock, shares of the Preferred Stock or other securities of the Issuer.

         Earlier this calendar year, the Issuer and Berkshire Partners had a number of discussions with respect to Berkshire Partners and one or more of its affiliates making a direct investment in the Issuer. Due primarily to market conditions at the time, the parties did not reach agreement on terms. Berkshire Partners decided to purchase in the open market instead. Subsequent to the filing of the Schedule 13D by the Fund V and Berkshire Investors on July 3, 2002, Carl Ferenbach, one of the Berkshire Principals, was elected to the Board of Directors of the Issuer on July 18, 2002.

         Except as described above, the Reporting Persons do not have any plans or proposals that relate to or would result in: (i) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (ii) a sale or transfer of a material amount of assets of the issuer or of any of its subsidiaries; (iii) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors; (iv) any material change in the present capitalization or dividend policy of the Issuer; (v) any other material change in the Issuer's business or corporate structure; (vi) changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;
(vii) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (viii) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (ix) any action similar to any of those enumerated above.

Item 5.  INTEREST IN SECURITIES OF THE ISSUER.

                                                              Page 9 of 12 Pages


         (a) As of the date hereof, the Reporting Persons collectively own an aggregate of 17,102,915.80 shares of Common Stock, or approximately 8.03% of the outstanding shares of Common Stock based on 212,990,370 shares of Common Stock outstanding as of August 1, 2002 as reported by the Issuer on its quarterly report on Form 10-Q filed with the Commission on August 14, 2002. The number of shares and percentages included in the previous sentence do not include 904,529 shares of Common Stock held on the date hereof by certain Berkshire Principals, other current or former employees of Berkshire Partners and trusts for the benefit of such persons (collectively, the "Other Berkshire Holders"). Since none of the Reporting Persons has voting or investment power with respect to the Shares beneficially owned by the Other Berkshire Holders, the Reporting Persons disclaim beneficial ownership of such shares.

          By virtue of the relationships described herein, the Reporting Persons may be deemed to constitute a "group" within the meaning of Rule 13d-5 under the Exchange Act. As a member of a group, each Reporting Person may be deemed to share voting and dispositive power with respect to, and therefore beneficially own, the shares beneficially owned by members of the group as a whole. The filing of this Statement shall not be construed as an admission that the Reporting Persons beneficially own those shares held by any other members of the group or the Other Berkshire Holders.

          (b) Fund V has sole voting power with respect to 7,798,313.49 shares of Common Stock and has sole dispositive power with respect to 7,798,313.49 shares of Common Stock. Fund V is the direct beneficial owner of the 7,798,313.49 shares of Common Stock over which it has voting and dispositive power.

         As the sole general partner of Fund V, Fifth Berkshire may be deemed to beneficially own 7,798,313.49 shares of Common Stock held by Fund V. The filing of this Statement shall not be construed as an admission that Fifth Berkshire is, for the purpose of Section 13(d) of the Exchange Act, the beneficial owner of such shares held by Fund V.

         Fund VI has sole voting power with respect to 8,406,098.64 shares of Common Stock and has sole dispositive power with respect to 8,406,098.64 shares of Common Stock. Fund VI is the direct beneficial owner of the 8,406,098.64 shares of Common Stock over which it has voting and dispositive power.

         As the sole general partner of Fund VI, Sixth Berkshire may be deemed to beneficially own 8,406,098.64 shares of Common Stock held by Fund VI. The filing of this Statement shall not be construed as an admission that Sixth Berkshire is, for the purpose of Section 13(d) of the Exchange Act, the beneficial owner of such shares held by Fund VI.

         Berkshire Investors has sole voting power with respect to 873,503.66 shares of Common Stock and has sole dispositive power with respect to 873,503.66 shares of Common Stock. Berkshire Investors is the direct beneficial owner of the 873,503.66 shares of Common Stock over which it has voting and dispositive power.

         Berkshire Partners has sole voting power with respect to 25,000 shares of Common Stock and has sole dispositive power with respect to 25,000 shares of Common Stock. Berkshire Partners is the direct beneficial owner of the 25,000 shares of Common Stock over which it has voting and dispositive power.

         By virtue of their positions as managing members of Fifth Berkshire, Sixth Berkshire and Berkshire Investors and managing directors of Berkshire Partners, the Berkshire Principals may be deemed to possess indirect beneficial ownership of the shares of Common Stock beneficially owned by Fund V, Fund VI, Berkshire Investors and Berkshire Partners. However, none of the Berkshire Principals, acting alone, has voting or investment power with respect to the shares beneficially owned by Fund V, Fund VI, Berkshire Investors or Berkshire Partners, and, as a result, each Berkshire Principal disclaims beneficial ownership of such shares of Common Stock.

         (c) Annex A attached hereto and incorporated herein by reference sets forth all of the transactions in shares of Common Stock entered into by the Reporting Persons since the most recent filing on Schedule 13D by the

                                                             Page 10 of 12 Pages


Reporting Persons on September 10, 2002, including (i) the identity of the Reporting Person, (ii) the date of the transaction, (iii) the number of shares of Common Stock involved, (iv) the price per share and (v) where and how the transaction was effected.

Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

          The responses to Items 3, 4 and 5 of this Amendment No. 3 to Schedule 13D and the Exhibits and Annexes to this Amendment No. 3 to Schedule 13D are incorporated herein by reference.

Item 7.   MATERIAL TO BE FILED AS EXHIBITS.

          None.

                                                             Page 11 of 12 Pages



                                   SIGNATURES

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: September 13, 2002               BERKSHIRE FUND V, LIMITED PARTNERSHIP

                                        By: Fifth Berkshire Associates LLC, its
                                            General Partner

                                        By: /s/ Carl Ferenbach
                                            ------------------------------------

                                        Name: Carl Ferenbach
                                              ----------------------------------

                                        Title: Managing Director
                                               ---------------------------------


                                        BERKSHIRE FUND VI, LIMITED PARTNERSHIP

                                        By: Sixth Berkshire Associates LLC, its
                                            General Partner

                                        By: /s/ Carl Ferenbach
                                            ------------------------------------

                                        Name: Carl Ferenbach
                                              ----------------------------------

                                        Title: Managing Director
                                               ---------------------------------



                                        BERKSHIRE INVESTORS LLC

                                        By: /s/ Carl Ferenbach
                                            ------------------------------------

                                        Name: Carl Ferenbach
                                              ----------------------------------

                                        Title: Managing Director
                                               ---------------------------------


                                        BERKSHIRE PARTNERS LLC

                                        By: /s/ Carl Ferenbach
                                            ------------------------------------

                                        Name: Carl Ferenbach
                                              ----------------------------------

                                        Title: Managing Director
                                               ---------------------------------

                                                             Page 12 of 12 Pages


                                     ANNEX A

COMMON STOCK
-----------------------------------------------------------------------------------------------------------------
Reporting Person                        Date of       Number of    Price Per      Where and how Transaction
                                        Transaction   Shares       Share          Effected
-----------------------------------------------------------------------------------------------------------------
Berkshire Fund V, Limited Partnership       9/11/02      111,485   $2.49751366*   Open Market Purchase by its
("Fund V")                                                                        Broker-Dealer
-----------------------------------------------------------------------------------------------------------------
Berkshire Investors LLC ("Berkshire         9/11/02       13,440    $2.4975089*   Open Market Purchase by its
Investors")                                                                       Broker-Dealer
-----------------------------------------------------------------------------------------------------------------
Berkshire Fund VI, Limited Partnership      9/11/02      121,575   $2.49751322*   Open Market Purchase by its
("Fund VI")                                                                       Broker-Dealer
-----------------------------------------------------------------------------------------------------------------
Fund V                                      9/12/02      103,616   $2.49929731*   Direct Market Purchase by its
                                                                                  Broker-Dealer
-----------------------------------------------------------------------------------------------------------------
Berkshire Investors                         9/12/02       12,492    $2.4992972*   Open Market Purchase by its
                                                                                  Broker-Dealer
-----------------------------------------------------------------------------------------------------------------
Fund VI                                     9/12/02      112,992   $2.49929721*   Open Market Purchase by its
                                                                                  Broker-Dealer
-----------------------------------------------------------------------------------------------------------------
Fund V                                      9/13/02       11,080        $2.468*   Open Market Purchase by its
                                                                                  Broker-Dealer
-----------------------------------------------------------------------------------------------------------------
Berkshire Investors                         9/13/02        1,335        $2.468*   Open Market Purchase by its
                                                                                  Broker-Dealer
-----------------------------------------------------------------------------------------------------------------
Fund VI                                     9/13/02       12,085        $2.468*   Open Market Purchase by its
                                                                                  Broker-Dealer
-----------------------------------------------------------------------------------------------------------------
Berkshire Partners LLC                      9/12/02       25,000        $3.28**   Grant of options from the
                                                                                  Issuer
-----------------------------------------------------------------------------------------------------------------

* The Price Per Share is calculated on a weighted average basis for all trades made by a Reporting Person on each date included on this chart and does not include amounts for brokerage commissions.

**  Represents the exercise price per share.